Exhibit 99.11

CONSENT OF INDEPENDENT PETROLEUM ENGINEER

We hereby consent to the use and reference to our name and report evaluating a portion of Cenovus Energy Inc.’s oil and gas reserves data, including estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2019, estimated using forecast prices and costs, and the information derived from our report, as described or incorporated by reference in Cenovus Energy Inc.’s annual report on Form 40-F for the year ended December 31, 2019 and Cenovus Energy Inc.’s registration statements on Form S-8 (File No. 333-163397), Form F-3D (File No. 333-202165) and Form F-10 (File No. 333-233702), filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended or the Securities Act of 1933, as amended, as applicable.

Yours truly,

GLJ PETROLEUM CONSULTANTS LTD.

/s/ Jodi L. Anhorn

Jodi L. Anhorn, P. Eng.

President and Chief Executive Officer

Calgary, Alberta

February 12, 2020

4100, 400 - 3rd Ave SW Calgary, AB, Canada T2P 4H2 I teI 403-266-9500   I gIjpc.com